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                          TRADING SYMBOL:  NASDAQ-NLMC

                                AUGUST 15, 1995


                      NORTH LILY MINING COMPANY ANNOUNCES

                    COMPLETION OF FEASIBILITY STUDY AT TUINA



North Lily Mining Company was informed by Yuma Gold Mines, Ltd. that the independent feasibility study prepared by Union Miniere with additional information having been prepared by Krebs, Kilborn Engineering and the operating company for the Tuina project is completed.

The Study encompasses an ore reserve study, metallurgical study, analysis of the infra-structure and a cost analysis of the additional required infra-structure. The ore reserve study completed by Kilborn outlined an increased mineable reserve in the San Jose and the San Martin Mines of 4.53 million metric tonnes averaging 0.91% copper oxide and 1.16% total copper on only 2 of 30 known copper prospects with an additional 600,000 metric tonnes of similar grade material on the Santa Rosa Mine.

The Study concludes that the Tuina project has the ability to produce 83.6 million pounds of copper over a period of 7 years. This production would generate an estimated life of mine operating profit of $26 million based on copper prices at $1.20 per pound. The projected pre-tax internal rate of return is 63.7% and the associated net present value, d.c.f. 10%, is $13.9 million.

The Study further referenced the potential to expand the reserves on the property with a structured and methodical exploration program. Subject to the closing of the purchase and the associated financing, Yuma projects that the mine and SX-EW plant construction will commence within 4 weeks with copper cathode production expected 12 to 15 months later. Upon Yuma closing its purchase of a 74% interest in Tuina the Company will have to fund its remaining 26% interest of project costs. If the above projections made by Yuma are met the Company will have cash flow within the next 12 to 15 months thus enabling the Company to pursue other opportunities.

In addition the Company has finalized the acquisition of the Bolivia San Simon gold properties and has begun to seek joint venture partners to fund exploitation of these properties.

Separately, North Lily management is still diligently pursuing other opportunities to acquire substantial projects that will significantly generate growth for the Company.

For further information, please contact Steve Flechner or Gene Webb at (303) 294-0427.